Form S-8
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

THE DOW CHEMICAL COMPANY
(a Delaware corporation)
Executive Offices -- 2030 Dow Center
Midland, Michigan 48674

*(Name, state of incorporation and address of principal
executive office of issuer)*

I.R.S. Employer Identification No. 38-1285128

THE DOW CHEMICAL COMPANY
1988 AWARD AND OPTION PLAN
(Full title of the plan)

CHARLES J. KALIL
Corporate Vice President and General Counsel
THE DOW CHEMICAL COMPANY
2030 Dow Center
Midland, Michigan 48674

(Name and address of agent for service)

Telephone: (989) 636-1000

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered	Proposed maximum offering price per share*	Proposed maximum aggregate offering price*	Amount of registration fee
Common Stock, par value $2.50 per share, of The Dow Chemical Company	21,000,000 shares	$53.65	$1,126,650,000	$132,606.71

* The price per share and the aggregate offering price,
calculated pursuant to Rule 457(c) and provided herein for
the sole purpose of determining the registration fee, are
based on the average of the high and low prices of the
Common Stock of The Dow Chemical Company on the New York
Stock Exchange for February 17, 2005.

Item 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

The following documents heretofore filed by The Dow Chemical Company ("Dow") with the Securities and Exchange Commission (the "Commission") are incorporated herein by this reference:

(a) Dow's Annual Report on Form 10-K for the year ended December 31, 2004. (The consolidated financial statements and the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting, incorporated by reference from Dow's Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference.)

(b) The description of Dow's Common Stock, par value $2.50 per share, contained in a registration statement filed pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Act") and any amendments or reports filed for the purpose of updating that description.

All documents subsequently filed by Dow pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Act prior to the filing of a post-effective amendment which indicates that all the securities offered hereby have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

The validity of the issuance of Dow's Common Stock offered hereby has been passed on by Kenneth D. Isley, Senior Managing Counsel - Corporate and Financial Law for Dow. As of February 18, 2005, Mr. Isley beneficially owned 3,920 deferred stock units, 499 shares of Dow common stock pursuant to an employee stock plan and held options to purchase 5,584 shares of Dow common stock, of which options to purchase 2,083 shares of Dow common stock were exercisable.

Item 6. IDEMNIFICATION OF DIRECTORS AND OFFICERS.

Under Article VI of the Restated Certificate of Incorporation, as amended, Dow may indemnify its Directors, officers, employees and agents to such extent as is permitted by the laws of the State of Delaware and as Dow's Bylaws may from time to time provide. Section 145 of the General Corporation Law of the State of Delaware empowers Dow to indemnify, subject to the standards and limitations therein prescribed, any person in connection with any

action, suit or proceeding brought or threatened by reason of the fact that such person is or was a Director, officer, employee or agent of Dow or is or was serving as such with respect to another corporation or other enterprise at the request of Dow. Under Section VI of the Bylaws of Dow, Dow is required to indemnify its Directors, officers and employees to the fullest extent permitted by Delaware law whenever such a person is a defendant in any legal proceeding. Section VI also gives the Company discretion to indemnify Directors, officers, employees and agents in other legal proceedings to which they are made a party. Any indemnification of a Director, officer, employee or agent of the Company must be approved by the Board of Directors. Dow maintains a Directors' and officers' liability insurance policy that indemnifies Dow's Directors and officers against certain losses in connection with claims made against them for certain wrongful acts.

Item 8. EXHIBITS.

Exhibit No.	Description of Exhibit
4(a)	Restated Certificate of Incorporation of The Dow Chemical Company, filed as Exhibit 3(i) to Dow's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, incorporated herein by this reference.
4(b)	Bylaws of The Dow Chemical Company, filed as Exhibit 3(ii) to Dow's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, incorporated herein by this reference.
5	Opinion of Counsel.
23(a)	Consent of Independent Registered Public Accounting Firm.
23(b)	ARPC's Consent.
23(c)	Consent of Kenneth D. Isley, included in the opinion filed as Exhibit 5.
24	Power of Attorney.

Item 9. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:
    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

> (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
> (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;
> (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such

securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a Director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Michigan, on February 22, 2005.

THE DOW CHEMICAL COMPANY
(Registrant)

By: /S/ FRANK H. BROD
    Frank H. Brod
    Vice President and
    Controller

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

A. A. ALLEMANG*
A. A. Allemang   Director and Senior
                        Advisor

J. K. BARTON*
J. K. Barton   Director

F. H. BROD*
F. H. Brod   Vice President and
                        Controller (Principal
                        Accounting Officer)

A. J. CARBONE*
A. J. Carbone   Director and Vice
                        Chairman of the Board

J. M. COOK*
J. M. Cook   Director

W. D. DAVIS*
W. D. Davis   Director

J. M. FETTIG*
J. M. Fettig   Director

A. N. LIVERIS*
A. N. Liveris   Director, President

```
                             and Chief Executive
                             Officer

B. H. FRANKLIN*
B. H. Franklin              Director


K. R. McKennon*             Director
K. R. McKennon

J. P. REINHARD*
J. P. Reinhard              Director, Executive
                             Vice President and
                             Chief Financial
                             Officer

J. M. RINGLER*
J. M. Ringler               Director


H. T. SHAPIRO*
H. T. Shapiro               Presiding Director


W. S. STAVROPOULOS*
W. S. Stavropoulos  Director and Chairman
                             of the Board

P. G. STERN*
P. G. Stern                 Director


*By: /S/ FRANK H. BROD
     Frank H. Brod
     Attorney-in-Fact

February 22, 2005
```

EXHIBIT INDEX

Exhibit No.	Description of Exhibit	Page Number
4(a)	Restated Certificate of Incorporation of The Dow Chemical Company, filed as Exhibit 3(i) to Dow's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, incorporated herein by this reference.	
4(b)	Bylaws of The Dow Chemical Company, filed as Exhibit 3(ii) to Dow's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, incorporated herein by this reference.	
5	Opinion of Counsel.	10-11
23(a)	Consent of Independent Registered Public Accounting Firm.	12
23(b)	ARPC's Consent.	13
23(c)	Consent of Kenneth D. Isley, included in the opinion filed as Exhibit 5.	
24	Power of Attorney.	14-15

EXHIBIT 5

OPINION OF COUNSEL

February 22, 2005

The Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674

Ladies and Gentlemen:

I am Senior Managing Counsel – Corporate and Financial
Law of The Dow Chemical Company, a Delaware corporation (the
"Company"). Reference is hereby made to the Registration
Statement on Form S-8 filed by the Company on the date
hereof with the Securities and Exchange Commission, relating
to the registration of 21 million shares of the Company's
common stock, par value $2.50 per share (the "Common
Stock"), for The Dow Chemical Company 1988 Award and Option
Plan (the "Plan").

In rendering the opinions expressed below, I have
supervised the examination of: (a) the Restated Certificate
of Incorporation of the Company and all amendments thereto;
(b) the Bylaws of the Company and all amendments thereto;
(c) the Registration Statement on Form S-8; (d) resolutions
of the Board of Directors of the Company; and (e) such other
documents, corporate records and instruments as I have
deemed necessary or advisable for the purpose of this
opinion.

Based on the foregoing, and subject to the
qualifications hereinafter set forth, it is my opinion that:

1. the Company is duly organized and existing under the laws
   of the State of Delaware; and

2. the Common Stock to be issued pursuant to the Plan is
   duly authorized for issuance and, when issued and
   delivered, will be legally issued, fully paid and
   nonassessable.

I do not express any opinion concerning matters under or
involving any law other than the law of the State of
Michigan, the General Corporation Law of the State of
Delaware and applicable federal law of the United States of
America. The opinions expressed herein are based upon the
laws in effect on the date hereof, and I assume no
obligation to revise or supplement this opinion should such
laws be changed by legislative action, judicial decision or
otherwise.

I hereby consent to the filing of this opinion as an exhibit to the Company's Registration Statement on Form S-8 and to the reference to me under the caption "Interests of Named Experts and Counsel" in the Registration Statement.

Very truly yours,

/S/ KENNETH D. ISLEY
Kenneth D. Isley
Senior Managing Counsel—
Corporate and Financial Law
The Dow Chemical Company

EXHIBIT 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of The Dow Chemical Company of our reports dated February 9, 2005 relating to the consolidated financial statements and financial statement schedule (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a change in method of accounting for goodwill to conform to Statement of Financial Accounting Standards ("SFAS") Nos. 141 and 142 and a change in the method of accounting for stock-based compensation to conform to SFAS No. 123 for new grants of equity instruments to employees) of The Dow Chemical Company, and relating to management's report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of The Dow Chemical Company for the year ended December 31, 2004.

We also consent to the reference to us under the heading "Item 3. Incorporation of Documents by Reference" in this Registration Statement.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Midland, Michigan
February 18, 2005

Exhibit 23(b)

Analysis, Research & Planning Corporation's Consent

Regarding the Registration Statement on Form S-8 for The Dow Chemical Company 1988 Award & Option Plan (the "Registration Statement"), Analysis, Research & Planning Corporation ("ARPC") hereby consents to the incorporation by reference in the Registration Statement of the use of ARPC's name and the reference to ARPC's reports dated January 9, 2003, January 26, 2004 and January 26, 2005 appearing in the Annual Report on Form 10-K of The Dow Chemical Company for the year ended December 31, 2004.

/S/ B. THOMAS FLORENCE
B. Thomas Florence
President
Analysis, Research & Planning Corporation

February 21, 2005

EXHIBIT 24

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints J. Pedro Reinhard, Charles J. Kalil and Frank H. Brod, acting severally, as his or her attorney-in-fact and agent, to sign one or more registration statements on Form S-8 and any or all amendments (including post-effective amendments) to such registration statements in connection with the registration under the Securities Act of 1933 of shares of Common Stock of The Dow Chemical Company and other securities for **The Dow Chemical Company 1988 Award and Option Plan,** and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting to said attorney-in-fact and agent full power and authority to perform any act in connection with any of the foregoing as fully to all intents and purposes as he or she might do in person, hereby ratifying and confirming all that said attorney-in-fact and agent may lawfully do or cause to be done by virtue hereof. Each attorney-in-fact and agent is hereby granted full power of substitution and revocation with respect hereto.

SIGNATURE	TITLE	DATE
/S/ A.A. Allemang **A.A. Allemang**	Director and Senior Advisor	February 10, 2005
/S/ J.K. Barton **J.K. Barton**	Director	February 10, 2005
/S/ F.H. Brod **F.H. Brod**	Vice President and Controller (Principal Accounting Officer)	February 10, 2005
/S/ A.J. Carbone **A.J. Carbone**	Director and Vice Chairman of the Board	February 10, 2005
/S/ J.M.Cook **J.M. Cook**	Director	February 10, 2005
/S/ W.D. Davis **W.D. Davis**	Director	February 10, 2005
/S/ J.M. Fettig **J. M. Fettig**	Director	February 10, 2005
/S/ B.H. Franklin **B.H. Franklin**	Director	February 10, 2005
/S/ A.N. Liveris **A.N. Liveris**	Director, President and Chief Executive Officer	February 10, 2005

/S/ K.R. McKennon **K.R. McKennon**	Director	February 10, 2005
/S/ J.P. Reinhard **J.P. Reinhard**	Director, Executive Vice President and Chief Financial Officer	February 10, 2005
/S/ J.M. Ringler **J.M. Ringler**	Director	February 10, 2005
/S/ H.T. Shapiro **H.T. Shapiro**	Presiding Director	February 10, 2005
/S/ W.S. Stavropoulos **W.S. Stavropoulos**	Director and Chairman of the Board	February 10, 2005
/S/ P.G. Stern **P.G. Stern**	Director	February 10, 2005